

October 2, 2023

Jon Baker
Chief Executive Officer
Sportsman's Warehouse Holdings, Inc.
1475 West 9000 South Suite A
West Jordan, Utah 84088

      Re: **Sportsman's Warehouse Holdings, Inc.**
           Form 10-K for the Fiscal Year Ended January 28, 2023
           Filed April 13, 2023
           File No. 1-36401

Dear Jon Baker:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services